Exhibit 99.1


Owned by Silver Lake Partners, L.P., Silver Lake Investors, L.P. and Silver Lake Technology Investors, L.L.C. (collectively, the "Silver Lake Entities"). Silver Lake Technology Associates, L.L.C. is the General Partner of each of Silver Lake Partners, L.P. and Silver Lake Investors, L.P. Silver Lake Technology Management, L.L.C. is the Managing Member of Silver Lake Technology Investors, L.L.C. Mr. Joyce, who became a member of the Board of Directors of Gartner, Inc. on July 27, 2005, is a Managing Director of Silver Lake Technology Associates, L.L.C. and a Managing Director of Silver Lake Technology Management, L.L.C. This is not an admission that Mr. Joyce has any voting or dispositive power over the shares. Mr. Joyce disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.